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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Razorfish, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   755236 20 5
                    ----------------------------------------
                                 (CUSIP Number)
                                  L. Tim Pierce
                             Chief Financial Officer
                                 SBI and Company
                     2825 East Cottonwood Parkway, Suite 480
                            Salt Lake City, UT 84121
                                 (801) 733-3200

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                January 22, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1846 (10-97)


                                    1 of 57

CUSIP NO.  755236 20 5
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SBI Holdings Inc. (87-0609378)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |_|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,692,091
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,692,091
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,692,091
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                                    2 of 57

CUSIP NO.  755236 20 5
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SBI and Company (87-0609379)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |_|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,692,091
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,692,091
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,692,091
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                                    3 of 57

CUSIP NO.  755236 20 5
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SBI Purchase Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  |_|
      (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,692,091
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,692,091
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,692,091
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                              |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                                    4 of 57

CUSIP No.  755236 20 5
           -----------

Item 1. Security and Issuer

      The name of the issuer is Razorfish, Inc. ("Razorfish") and the class of securities subject to this Form 13D is Razorfish's Class A Common Stock (the "Razorfish Shares"). Razorfish's business address is 11 Beach Street, New York, New York 10013.

Item 2. Identity and Background

      The names of the entities filing this Form 13D are: SBI Holdings Inc., a Utah corporation, SBI and Company, a Utah corporation and a wholly-owned subsidiary of SBI Holdings Inc., and SBI Purchase Corp., a Delaware corporation and a wholly-owned subsidiary of SBI and Company. SBI Holdings Inc., SBI and Company and SBI Purchase Corp. are sometimes collectively referred to herein as "SBI." Each of the SBI entities has a business address of 2825 East Cottonwood Parkway, Suite 480, Salt Lake City, Utah 84121. SBI is a professional services firm that helps clients leverage technology and provides business process optimization solutions and creative services to improve their customers' businesses.

      During the last five years, neither SBI nor its executive officers or directors, nor any person controlling SBI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SBI nor its executive officers or directors, nor any person controlling SBI, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The information required by Item C of the General Instructions relating to the executive officers and directors of SBI is set forth on Appendix A hereto, which is incorporated herein by this reference. Additionally, information relating to the managing member of Madeleine L.L.C., the majority shareholder of SBI Holdings Inc., is also set forth on Appendix A hereto.

Item  3. Source and Amount of Funds or Other Consideration

      On November 21, 2002, SBI entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement") with Razorfish, pursuant to which SBI commenced a cash tender offer of $1.70 per share (the "Offer") for all of the outstanding Razorfish Shares. The Acquisition Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, SBI Purchase Corp. will be merged with and into Razorfish (the "Merger"), in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Following the effective time of the Merger (the "Effective Time"), Razorfish will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of SBI and Company. In the Merger, each Razorfish Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by SBI or any of their respective subsidiaries and Razorfish Shares for which appraisal rights have been exercised in accordance with Section 262 of the DGCL) will be converted into the right to receive, upon the surrender of the certificate formerly representing such Razorfish Share, $1.70, in cash, without interest and less all amounts required to be withheld therefrom under applicable law . SBI intends to cause Razorfish to delist its Class A Common Stock from the Nasdaq SmallCap Market, to file a Form 15 with the SEC to suspend Razorfish's obligation to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to terminate the registration of the Class A Common Stock under the Exchange Act.

      SBI paid a total purchase price of approximately $4.58 million in connection with the Razorfish Shares it acquired pursuant to the Offer and will pay an additional approximately $4.5 million in connection with the Merger. The primary source of the funds necessary to complete the above-described transactions


                                    5 of 57

CUSIP No.  755236 20 5
           -----------

was a loan of $12 million from Madeleine L.L.C. to SBI Holdings Inc. that funded December 31, 2002. The loan bears interest at 16% per annum, is unsecured, and is due June 16, 2008.

Item 4. Purpose of Transaction

      See response to Item 3 above.

Item 5. Interest in Securities of the Issuer

      (a) and (b) Certain shareholders of Razorfish have tendered 2,692,091 Razorfish Shares into the tender offer made by SBI, representing 51.6% of the outstanding Razorfish Shares. SBI has the sole power to vote, direct the vote, dispose of and direct the disposition of such shares.

      (c) See Item 3 above.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,692,091 Razorfish Shares beneficially owned by SBI.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of Razorfish, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

      7(a). Acquisition Agreement and Agreement and Plan of Merger dated
            November 21, 2002 among SBI and Company, SBI Purchase Corp. and Razorfish, Inc.

      7(b). Financing Commitment Letter, dated November 21, 2002, issued to SBI
            Holdings Inc.


                                    6 of 57

CUSIP No.  755236 20 5
           -----------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SBI HOLDINGS INC., a Utah corporation

1/29/03                                  By: /s/ L. TIM PIERCE
------------------------------------        ------------------------------------
Date                                        L. Tim Pierce,
                                              Chief Financial Officer


                                         SBI AND COMPANY, a Utah corporation

1/29/03                                  By: /s/ L. TIM PIERCE
------------------------------------        ------------------------------------
Date                                        L. Tim Pierce,
                                              Chief Financial Officer


                                         SBI PURCHASE CORP., a Delaware
                                          corporation

 1/29/03                                 By: /s/ L. TIM PIERCE
------------------------------------        ------------------------------------
Date                                        L. Tim Pierce,
                                              Chief Financial Officer



                                    7 of 57

CUSIP No.  755236 20 5
           -----------

                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                SBI HOLDINGS INC.

Name/Title                          Business Address                    Citizenship
----------                          ----------------                    -----------
Robert Davenport                    450 Park Avenue                     U.S.
Director                            28th Floor
                                    New York, NY 10022

Howard Mirowitz                     1845 Port Barmouth Place            U.S.
Director                            Newport Beach, CA 92660

W.E. Stringham                      Suite 480                           U.S.
Director, President and             2825 Cottonwood Pkwy.
Chief Executive Officer             Salt Lake City, UT 84121

Kurt B. Larsen                      136 Heber Avenue                    U.S.
Director                            Suite 304
                                    Park City, Utah 84060

Ronald Nathan Goldstein             450 Park Avenue                     U.S.
Director                            28th Floor
                                    New York, NY 10022

L. Tim Pierce                       Suite 480                           U.S.
Executive Vice President,           2825 Cottonwood Pkwy.
Chief Financial Officer and         Salt Lake City, UT 84121
Secretary

Ty Mattingly                        Suite 480                           U.S.
Executive Vice President,           2825 Cottonwood Pkwy.
Corporate Development               Salt Lake City, UT 84121

                       CONTROL PERSON OF SBI HOLDINGS INC.

      Madeleine L.L.C. a New York limited liability company, holds the controlling interest in SBI Holdings Inc. The sole managing member of Madeleine L.L.C. is Stephen A. Feinberg. In such capacity, Mr. Feinberg exercises discretion and authority over Madeleine L.L.C. Neither Madeleine L.L.C. nor Mr.
Feinberg: (i) has been convicted in a criminal proceeding in the past five years; or (ii) has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address for Madeleine L.L.C. and Mr. Feinberg is 450 Park Avenue, 28th Floor, New York, NY 10022.


                                    8 of 57

CUSIP No.  755236 20 5
           -----------

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 SBI AND COMPANY

Name/Title                          Business Address                    Citizenship
----------                          ----------------                    -----------
W.E. Stringham                      Suite 480                           U.S.
Director, President                 2825 Cottonwood Pkwy.
                                    Salt Lake City, UT 84121

Kurt B. Larsen                      136 Heber Avenue                    U.S.
Director                            Suite 304
                                    Park City, Utah 84060

L. Tim Pierce                       Suite 480                           U.S.
Executive Vice President,           2825 Cottonwood Pkwy.
Chief Financial Officer and         Salt Lake City, UT 84121
Secretary

Ty Mattingly                        Suite 480                           U.S.
Executive Vice President            2825 Cottonwood Pkwy.
                                    Salt Lake City, UT 84121

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                               SBI PURCHASE CORP.

Name/Title                          Business Address                     Citizenship
----------                          ----------------                     -----------
W.E. Stringham                      Suite 480                            U.S.
Director, President                 2825 Cottonwood Pkwy.
                                    Salt Lake City, UT 84121

L. Tim Pierce                       Suite 480                            U.S.
Director, Executive Vice            2825 Cottonwood Pkwy.
President, Chief Financial          Salt Lake City, UT 84121
Officer and Secretary

Ty Mattingly                        Suite 480                            U.S.
Executive Vice President            2825 Cottonwood Pkwy.
                                    Salt Lake City, UT 84121


                                    9 of 57